MATERIAL FACT

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 6, 2025 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15th, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices hereby informs its shareholders and investors that:

The Company’s market pulp production volume, over the next 12 (twelve) months of the operational cycle, from this date forward, will be lower by approximately 3.5% (three and a half percent) when compared to its nominal capacity of market pulp production per year. The decision is based on the assessment that such production volume would not generate adequate returns for the Company, given a more challenging pulp market environment.

The Company reiterates, through the disclosure of the information contained in this Material Fact, its commitment to transparency towards its shareholders, investors, and the market in general.

São Paulo, August 6, 2025.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations